July 29, 2002
Media Contact: Ed Nicholson, 479-290-4591
Investor Contact: Louis Gottsponer, 479-290-4826

TYSON REPORTS FISCAL 2002 THIRD QUARTER
AND NINE MONTHS RESULTS

Springdale, Arkansas--Tyson Foods, Inc. (NYSE: TSN), today reported $0.30 diluted earnings per share for the third fiscal quarter ended June 29, 2002, compared to $0.09 diluted earnings per share in the same quarter last year. Included in fiscal 2002 diluted earnings per share is an additional $0.05 that resulted primarily from the partial settlement of approximately $30 million related to ongoing vitamin antitrust litigation. This amount is reflected in the income statement as a reduction to cost of sales. On September 28, 2001, the Company completed the acquisition of IBP, inc. (IBP). Accordingly, fiscal 2002 results include 100 percent of IBP's operations.

Third quarter sales were $5.90 billion compared to $1.92 billion last year. Operating income was $247 million compared to $58 million in the same quarter last year with operating margin at 4.2 percent compared to 3.0 percent last year. Chicken segment operating margin was 5.6 percent for the current quarter and 3.5 percent for the same quarter last year. Beef, pork, and prepared foods segments operating margins (loss) were 2.3 percent, (1.5) percent, and 6.9 percent, respectively. Earnings for the third quarter of fiscal 2002 were $107 million compared to $19 million for the same period last year. The increase in sales, operating income and earnings was affected by the acquisition of IBP.

Sales for the first nine months of fiscal 2002 were $17.61 billion compared to $5.54 billion last year. Operating income was $699 million compared to $149 million for the same period last year with operating margin at 4.0 percent compared to 2.7 percent last year. Chicken segment operating margin was 6.6 percent for the nine month period and 3.0 percent for the same period last year. Beef, pork, and prepared foods segments operating margins were 1.6 percent, 2.5 percent, and 5.1 percent, respectively. Earnings for the first nine months of fiscal 2002 were $299 million compared to $40 million for the same period last year. Diluted earnings per share for the nine months of fiscal 2002 were $0.84 compared to $0.18 last year. The increase in sales, operating income and earnings was affected by the acquisition of IBP.

John Tyson, chairman and CEO, said, "I am pleased with our results for the quarter. Despite the difficult challenges we continue to face, our value-added protein portfolio worked to enable us to meet our per share earnings guidance. Our company continues to generate strong cash flows we can use to pay down debt and grow our business to meet the needs of our customers."

At this time, the Company expects fiscal fourth quarter 2002 diluted earnings per share to be in the range of $0.24 to $0.28, and fiscal 2002 diluted earnings per share in the range of $1.08 to $1.12.

TYSON FOODS, INC.
News Release
July 29, 2002

In connection with the IBP acquisition, the Company became the world's largest protein provider. The Company operates in five business segments: Beef, Chicken, Pork, Prepared Foods and Other. The Company measures segment profit as operating income.

The Beef segment is primarily involved in the slaughter of live fed cattle and fabrication of dressed beef carcasses into primal and sub-primal meat cuts and case-ready products. It also involves deriving value from allied products such as hides and variety meats for sale to further processors and others. The Beef segment markets its products to food retailers, distributors, wholesalers, restaurants and hotel chains and other food processors in domestic and international markets. Allied products are also marketed to manufacturers of pharmaceuticals and technical products.

The Chicken segment includes fresh, frozen and value-added chicken products sold through domestic food service, domestic retail markets for at-home consumption, wholesale club markets targeted to small foodservice operations, small businesses and individuals, as well as specialty and commodity distributors who deliver to restaurants, schools and international markets throughout the world. The Chicken segment also includes sales from allied products and the chicken breeding stock subsidiary.

The Pork segment represents the Company's live swine group, hog slaughter and fabrication operations, case-ready products and related allied product processing activities. The Pork segment markets its products to food retailers, distributors, wholesalers, restaurants and hotel chains and other food processors in domestic and international markets. It also sells allied products to pharmaceutical and technical products manufacturers, as well as live swine to pork processors.

The Prepared Foods segment includes the Company's operations that manufacture and market frozen and refrigerated food products. Products include pepperoni, beef and pork toppings, pizza crusts, flour and corn tortilla products, appetizers, hors d'oeuvres, desserts, prepared meals, ethnic foods, soups, sauces, side dishes, specialty pasta and meat dishes as well as branded and processed meats.

The Other segment includes the logistics group and other corporate groups not identified with specific protein groups.

TYSON FOODS, INC.
News Release
July 29, 2002

Information on segments is as follows (in millions):

Third Quarter Segment Review
	Sales by Segment		Operating Income (Loss) by Segment
	Three Months Ended		Three Months Ended

	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001

Beef	$2,703	$-	$63	$-
Chicken	1,858	1,795	105	63
Pork	552	32	(8)	2
Prepared Foods	766	78	52	2
Other	23	12	35	(9)

Total	$5,902	$1,917	$247	$58

Beef segment sales were $2.7 billion, including beef case-ready sales of $181 million and international beef sales of $344 million. Beef segment operating income totaled $63 million. The Beef segment resulted from the acquisition of IBP in the fourth quarter of fiscal 2001. Beef results improved substantially from the second quarter even though demand from the Far East created difficult market conditions.

Chicken segment third quarter sales increased $63 million or 3.5% from the same period last year, with a 1.9% increase in average sale prices and a 1.6% increase in volume. Foodservice chicken sales increased 7.2%, retail chicken sales increased 4.3% and international chicken sales decreased 16.9%. Third quarter sales of the Company's Mexican subsidiary increased 25% from the same period last year. This increase was more than offset by decreases in other international sales demand as markets continue to be impacted by import restrictions and political pressures primarily in Russia and China. Operating income for Chicken increased $42 million from the same period last year primarily due to decreases in live and production costs along with improvements in price and growth in value added product mix.

Pork segment third quarter sales including IBP's pork processing revenues were $552 million compared to $32 million for the same period last year including current quarter pork case-ready sales of $55 million and international pork sales of $62 million. Pork segment operating income decreased $10 million from the same period last year. Pork processing operating income was more than offset by negative live swine operations which resulted from lower live hog prices and an inventory devaluation.

Prepared Foods segment third quarter sales increased $688 million from the same period last year. The Prepared Foods segment operating income increased $50 million from the same period last year. The increase in both sales and operating income is due to the inclusion of IBP results. Operating income was positively affected by slightly lower and more stable raw material costs, improved product mix and lower operating costs.

Other segment operating income increased $44 million primarily due to the partial settlement of approximately $30 million related to ongoing vitamin antitrust litigation.

TYSON FOODS, INC.
News Release
July 29, 2002

Nine Months Segment Review
	Sales by Segment		Operating Income (Loss) by Segment
	Nine Months Ended		Nine Months Ended

	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001

Beef	$7,846	$-	$126	$-
Chicken	5,428	5,197	357	154
Pork	1,938	110	48	2
Prepared Foods	2,334	207	119	8
Other	60	29	49	(15)

Total	$17,606	$5,543	$699	$149

Beef segment sales were $7.8 billion, including beef case-ready sales of $533 million and international beef sales of $1.0 billion. Beef segment operating income totaled $126 million. The Beef segment resulted from the acquisition of IBP in the fourth quarter of fiscal 2001.

Chicken segment nine months sales increased $231 million or 4.4% from the same period last year, with a 2.3% increase in average sale prices and a 2.1% increase in volume. Foodservice chicken sales increased 5.5%, retail chicken sales increased 3.3% and international chicken sales increased 2.1%. International chicken sales increased primarily due to the acquisition of a production facility in Mexico in the third quarter of 2001. However, this increase was partially offset by decreases in other international sales demand as markets continue to be impacted by import restrictions and political pressures primarily in Russia and China. Operating income for Chicken increased $203 million from the same period last year primarily due to decreases in live and production costs along with improvements in price and growth in value added product mix.

Pork segment nine months sales were $1.9 billion compared to $110 million for the same period last year, with current year pork case-ready sales of $158 million and international pork sales of $200 million. Pork segment operating income increased $46 million from the same period last year. The increase in both sales and operating income is due to the inclusion of the IBP pork processing results.

Prepared Foods segment nine months sales increased $2.1 billion from the same period last year. The Prepared Foods segment operating income increased $111 million from the same period last year. The increase in both sales and operating income is due to the inclusion of IBP results. Operating income was positively affected by slightly lower and more stable raw material costs, improved product mix and lower operating costs.

Other segment operating income increased $64 million primarily due to the partial settlement of approximately $30 million related to ongoing vitamin antitrust litigation combined with $19 million of IBP merger related expenses recorded in the prior year.

TYSON FOODS, INC.
News Release
July 29, 2002

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(In millions except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended

	June 29,	June 30,	June 29,	June 30,
	2002	2001	2002	2001

Sales	$5,902	$1,917	$17,606	$5,543
Cost of Sales	5,438	1,719	16,235	5,026

	464	198	1,371	517
Selling, General and Administrative	217	140	672	368

Operating Income	247	58	699	149
Other Expense (Income):
Interest	76	26	231	81
Other	4	(1)	4	4

Income Before Income Taxes
and Minority Interest	167	33	464	64

Provision for Income Taxes	60	12	165	23
Minority Interest	-	2	-	1

Net Income	$107	$19	$299	$40

Weighted Average Shares Outstanding:
Basic	348	221	348	222
Diluted	355	222	355	222

Earnings Per Share:
Basic	$0.31	$0.09	$0.86	$0.18
Diluted	$0.30	$0.09	$0.84	$0.18

Cash Dividends Per Share:
Class A	$0.040	$0.040	$0.120	$0.120
Class B	$0.036	$0.036	$0.108	$0.108

Sales Growth	207.9%	4.4%	217.6%	1.4%

Margins: (Percent of Sales)
Gross Profit	7.9%	10.3%	7.8%	9.3%

Operating Income	4.2%	3.0%	4.0%	2.7%

Net Income	1.8%	1.0%	1.7%	0.7%

Effective Tax Rate	36.0%	35.3%	35.6%	35.0%

TYSON FOODS, INC.
News Release
July 29, 2002

TYSON FOODS, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
(In millions)
	(Unaudited)

	June 29, 2002	September 29, 2001

Assets
Current Assets:
Cash and cash equivalents	$48	$70
Accounts receivable, net	1,232	1,199
Inventories	1,878	1,911
Other current assets	72	110

Total Current Assets	3,230	3,290
Net Property, Plant and Equipment	4,151	4,085
Goodwill	2,633	2,618
Other Assets	580	639

Total Assets	$10,594	$10,632

Liabilities and Shareholders' Equity
Current Liabilities:
Current debt	$493	$760
Trade accounts payable	790	799
Other current liabilities	1,065	857

Total Current Liabilities	2,348	2,416
Long-Term Debt	3,765	4,016
Deferred Income Taxes	638	609
Other Liabilities	231	237
Shareholders' Equity	3,612	3,354

Total Liabilities and Shareholders' Equity	$10,594	$10,632

TYSON FOODS, INC.
News Release
July 29, 2002

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
For the Periods Ended
(In millions)
(Unaudited)

	Three Months Ended		Nine Months Ended

	June 29,	June 30,	June 29,	June 30,
	2002	2001	2002	2001

Cash Flows Operating Activities:
Net income	$107	$19	$299	$40
Net changes in working capital	13	20	220	32
Depreciation and amortization	124	72	356	222
Deferred taxes	(1)	(9)	55	(25)
Other	7	1	9	6

Cash Provided by Operating Activities	250	103	939	275

Cash Flows From Investing Activities:
Additions to property, plant and equipment	(126)	(51)	(366)	(158)
Proceeds from sale of assets	6	4	8	28
Investment in IBP stock and note receivable	-	(12)	-	(79)
Acquisitions of property, plant and equipment	(73)	(33)	(73)	(33)
Purchase of Tyson de Mexico minority interest	-	(15)	-	(15)
Net change in investment in commercial paper	-	(32)	94	(9)
Net changes in other assets and liabilities	(1)	(9)	(54)	(27)

Cash Used for Investing Activities	(194)	(148)	(391)	(293)

Cash Flows From Financing Activities:
Net change in debt	(46)	59	(521)	119
Purchases of treasury shares	(5)	(16)	(15)	(46)
Dividends and other	(14)	(8)	(43)	(25)

Cash Provided by (Used for) Financing Activities	(65)	35	(579)	48

Effect of Exchange Rate Change on Cash	7	(3)	9	(2)

Increase (Decrease) in Cash and Cash Equivalents	(2)	(13)	(22)	28

Cash and Cash Equivalents at Beginning of Period	50	84	70	43

Cash and Cash Equivalents at End of Period	$48	$71	$48	$71

TYSON FOODS, INC.
News Release
July 29, 2002

Tyson Foods, Inc. (NYSE: TSN), founded in 1935 with headquarters in Springdale, Arkansas, is the world's largest processor and marketer of beef, chicken and pork. Tyson Foods produces a wide variety of brand name, processed food products and is the recognized market leader in almost every retail and foodservice market it serves. The Company has 120,000 team members and more than 300 facilities and offices in 30 states and 22 countries.

A conference call to discuss the Company's financial results will be held at 10 a.m. CDT (11 a.m. EDT) today. To listen live via telephone, call 888-791-1856. The pass code is "Tyson Foods." International callers dial 415-228-4637. The call also will be webcast live on the Internet at www.tysonfoodsinc.com/IR/publications/confcall.asp. The webcast will be available for replay within two hours of the conclusion of the call. A telephone replay will be available from 1 p.m. CDT July 29 through 5 p.m. Aug. 26 at 800-682-4460. A spreadsheet of the tables in this release will soon be available at www.tysonfoodsinc.com/IR/newsinfo/xls/q302.xls.

Forward-Looking Statements

Certain statements contained in this communication are "forward-looking statements" such as statements relating to expected earnings and cash flows. These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) fluctuations in the cost and availability of raw materials, such as live cattle, live swine or feed grains; (ii) changes in the availability and relative costs of labor and contract growers; (iii) operating efficiencies of facilities; (iv) market conditions for finished products, including the supply and pricing of alternative proteins; (v) effectiveness of advertising and marketing programs; (vi) the ability of the Company to make effective acquisitions and successfully integrate newly acquired businesses into existing operations; (vii) risks associated with leverage, including cost increases due to rising interest rates; (viii) risks associated with effectively evaluating derivatives and hedging activities; (ix) changes in regulations and laws (both domestic and foreign), including changes in accounting standards, environmental laws and occupational, health and safety laws; (x) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (xi) adverse results from ongoing litigation; (xii) access to foreign markets together with foreign economic conditions, including currency fluctuations; and (xiii) the effect of, or changes in, general economic conditions. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial information, such as this news release, as well as other historical data and current Company information can be accessed from the Company's web site at www.tysonfoodsinc.com.